UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 001-15749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bread Financial 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bread Financial Holdings, Inc.
3095 Loyalty Circle
Columbus, Ohio 43219

Bread Financial 401(k) Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2023 and 2022

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Operations Committee and
Plan Participants of the Bread Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bread Financial 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.

Columbus, Ohio

June 11, 2024

Bread Financial 401(k) Plan
Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets:

Investments at fair value	$794,320,397	$773,669,414
Cash	19,107	5,982

Receivable for employer contributions	18,530,177	1,507,436
Receivable for employee contributions	1,187,239	24,872

Notes receivable from participants,
net of allowance for defaulted loans	9,564,506	8,735,340
Due from brokers	72,326	8,931
Total assets	823,693,752	783,951,975

Liabilities:

Administrative fees payable	-	100,036
Due to brokers	283,870	10,073
Total liabilities	283,870	110,109

Net assets available for benefits	$823,409,882	$783,841,866

See accompanying notes.

Bread Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2023 and 2022

	2023	2022
Additions:
Investment income:
Net appreciation in fair value of investments	$125,118,240	$-
Interest, dividends, and fee income	6,191,736	6,043,847
Total investment income	131,309,976	6,043,847

Interest on notes receivable from participants	607,432	525,309

Contributions:
Employer	29,647,896	17,968,574
Participants	36,707,306	31,654,221
Rollovers	8,028,402	9,657,558
Total contributions	74,383,604	59,280,353

Total additions	206,301,012	65,849,509

Deductions:
Investment loss:
Net depreciation in fair value of investments	-	174,514,830
Distributions to participants	166,183,887	94,459,729
Administrative expenses	549,109	690,574
Total deductions	166,732,996	269,665,133

Net increase (decrease) in net assets available for benefits	39,568,016	(203,815,624)

Net assets available for benefits:
Beginning of year	783,841,866	987,657,490

End of year	$823,409,882	$783,841,866

See accompanying notes.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
1. Description of the plan

General

On March 23, 2022, Alliance Data Systems Corporation (NYSE: ADS) announced that it had changed its corporate name to Bread Financial Holdings, Inc. (“Bread Financial”) (NYSE: BFH). As a result of the name change, the Alliance Data Systems 401(k) and Retirement Savings Plan was amended to change its name to the Bread Financial 401(k) Plan. In connection with the name change, Bread Financial began trading under a new ticker symbol, BFH, on the New York Stock Exchange effective April 4, 2022. Subsequent filings that include Plan operations for Plan years beginning January 1, 2022 and beyond will reflect the change to Bread Financial throughout the filings.

The Bread Financial 401(k) Plan (the “Plan”) is a defined contribution plan covering certain employees of Bread Financial Payments, Inc., a wholly-owned subsidiary of Bread Financial, and its affiliates (the “Employer”). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustee and recordkeeper

As of September 19, 2023, T. Rowe Price Trust Company (the “Trustee”), serves as the trustee and holds the Plan’s investments and T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services to the Plan. Prior to September 19, 2023, Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company (the “Former Trustee”) and Principal Life Insurance Company (the “Former Recordkeeper”) served in these roles.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

LoyaltyOne spinoff

On November 5, 2021, Bread Financial completed the spinoff of its former LoyaltyOne segment into an independent public company, Loyalty Ventures Inc. Participants of the Plan whose employment with the Employer ended in conjunction with the spinoff were allowed to take a distribution from the Plan as a result of the transaction.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
The spinoff was achieved through a distribution of shares of Loyalty Ventures Inc. (Nasdaq: LYLT) to holders of Bread Financial common stock (“BFH Securities”), pursuant to which Employer stockholders received one share of LYLT stock for every two and a half shares of BFH Securities. As a result of this distribution, participants who held BFH Securities in the Plan received a dividend of LYLT stock, which is now included in their Plan account. As of December 31, 2022, in accordance with the terms of that certain Employee Matters Agreement (the “EMA”) entered into between Bread Financial and Loyalty Ventures Inc. in connection with the spinoff, all remaining shares of LYLT in the Plan had been liquidated and reinvested in accordance with participant investment elections for new contributions to their account.

Contributions

Employer’s Matching Contributions
For Plan years beginning after December 31, 2022, the Employer makes a 50% matching contribution on the first 6% of eligible compensation contributed by a participant based on a payroll period basis.

For Plan years beginning earlier than December 31, 2022, the Employer made a 100% safe harbor matching contribution on the first 5% of eligible compensation contributed by a participant based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first.

As of the end of the Plan year, the Employer provides a true up matching contribution based on the above percentages, voluntary contributions, and eligible compensation for the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual eligible compensation limit for the Plan years ended December 31, 2023 and 2022 was $330,000 and $305,000, respectively.

Employer’s Safe Harbor Non-Elective Contributions
For Plan years beginning after December 31, 2022, the Employer makes a safe harbor non-elective contribution equal to 3% of eligible annual compensation as of the end of the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”).

Participant’s Voluntary Contributions
A participant may elect to make voluntary contributions of 1% to 85% of his or her annual eligible compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum amount permitted under Section 402(g) of the Code, which was $22,500 and $20,500 for each of the Plan years ended December 31, 2023 and 2022, respectively. Regular after-tax contributions are limited by the Code based on total participant and Employer

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the amount of voluntary contributions that participants are allowed to make.

A participant age 50 and over before the end of the Plan year may elect to make a catch-up voluntary tax-deferred or after-tax Roth contribution of up to $7,500 and $6,500 for each of the Plan years ended December 31, 2023 and 2022, respectively.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers collective investment trusts, mutual funds, self-directed brokerage accounts, and BFH Securities as investment options.

The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant’s date of birth.

Participant accounts

The Plan credits each participant’s account with the participant’s voluntary contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting

A participant is fully and immediately vested for any voluntary, rollover, and Employer safe harbor matching and Employer safe harbor non-elective contributions. After December 31, 2022, the Employer’s matching contributions are on a 3-year cliff vesting schedule, and each participant is credited with a year of vesting service for each Plan year that the participant is credited with at least 500 hours of service.

For all associates employed as of, or subsequent to, January 1, 2007, any profit sharing contributions that were previously provided vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, any profit sharing contributions that were previously provided were on a five-year cliff vesting schedule.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable.

Terminated participants based on age are required to take minimum annual distributions in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).

After September 19, 2023, terminated participants, who have not elected to either have such distribution paid to them or to an eligible retirement plan, with vested account balances less than $1,000 will be cashed out as soon as administratively feasible upon termination of employment. Terminated participants with a vested balance between $1,000 and $5,000 will be automatically transferred to an Individual Retirement Account (IRA) as soon as administratively feasible. Terminated participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan. Prior to September 19, 2023, terminated participants with vested account balances greater than $1,000 were permitted the option of leaving their accounts invested in the Plan. Benefits can be paid as a lump sum, partial distribution, or in the form of substantially equal installments over a fixed number of years that do not exceed the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary. Those participants holding shares of BFH Securities will have the option to receive such amounts in whole shares of BFH Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or to an individual retirement account specified by the participant.

In-service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax regular account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with repayment generally made from payroll deductions. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
occurs plus two percent. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants who have withdrawn from the Plan were $-0- and $85,921 at December 31, 2023 and 2022, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $4,082 and $28,051 for the years ended December 31, 2023 and 2022, respectively. Additionally, $1,000 was used to pay Plan expenses for the year ended December 31, 2023. There were $105,571 and $4,977 of unused forfeitures at December 31, 2023 and 2022, respectively.

Expenses

As of September 19, 2023, administrative expenses are paid directly by the Employer. Expenses for expedited processing of participant loan or distribution proceeds are charged to participants’ accounts and disclosed in the financial statements as such. Prior to September 19, 2023, administrative expenses were charged to participants’ accounts and reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets increase the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Contributions

Contributions from Plan participants and the related matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation. Additionally, the Employer safe harbor non-elective contribution is recorded based on participant’s Plan year compensation paid during the Plan year.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
Estimates

The Plan’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of (1) net assets available for Plan benefits at the date of the financial statements, (2) the changes in net assets available for Plan benefits during the reporting period and, (3) when applicable, contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $50,000 and $270,866 has been recorded for December 31, 2023 and 2022, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

3. Fair value measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include
•    quoted prices for similar assets and liabilities in active markets;
•    quoted prices for identical or similar assets or liabilities in inactive markets;
•    inputs other than quoted prices that are observable for the asset or liability; or
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Employer common stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
Self-managed brokerage: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Collective investment trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Galliard Stable Return Fund, which is one of the collective investment trusts in the Plan, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer-initiated withdrawal of assets from the fund. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2023 and 2022:

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$180,055,864	$ -	$ -	$180,055,864
Employer common stock	6,307,217	-	-	6,307,217
Self-managed brokerage	15,337,523	-	-	15,337,523
	$201,700,604	$ -	$ -	201,700,604
Collective investment trusts measured at net asset value
Target dated (a)				517,529,616
Stable value (b)				27,080,453
Large growth (c)				23,057,427
Small value (e)				12,506,203
Small Growth (f)				12,446,094
				$794,320,397

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$170,394,686	$ -	$ -	$170,394,686
Employer common stock	6,837,650	-	-	6,837,650
Self-managed brokerage	13,313,291	-	-	13,313,291
	$190,545,627	$ -	$ -	190,545,627
Collective investment trusts measured at net asset value
Target dated (a)				504,507,500
Stable value (b)				37,874,293
Large growth (c)				17,103,367
Mid cap growth (d)				11,722,174
Small value (e)				11,916,453
				$773,669,414

(a)    The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
(b)    The trust seeks to maintain principal value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)    The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

(d)    The trust seeks long-term capital appreciation. The trust invests primarily in small-cap and mid-cap companies generally in the range of the Russell Midcap Index whereby growth is sustainable and, not fully recognized by the market.

(e)    The trust seeks long-term capital appreciation. The trust invests primarily in undervalued small and mid-sized company stocks with market capitalizations generally in the range of the Russell 2500 Value Index.

(f)    The trust seeks long-term growth of capital, income is a secondary objective, but only when consistent with long-term growth of capital. The fund invests primarily in smaller growing companies at reasonable prices.

4. Tax status

The Plan sponsor adopted a non-standardized pre-approved plan document. The Internal Revenue Service (“IRS”) has determined and informed the pre-approved plan sponsor, by an opinion letter dated on August 19, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer also has the right at any time, by action of its board of directors, to terminate the Plan, subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6. Parties-in-interest

The Plan, including holdings under the self-managed brokerage investment option, held $6,307,217 and $6,837,650 of Bread Financial Holdings, Inc. common stock at December 31, 2023 and 2022, respectively.

The Trustee and the Former Trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses. Bread Financial, which is a party-in-interest, provides certain administrative services to the Plan at no charge. The cost of providing these services constitutes exempt party-in-interest transactions under ERISA.

7. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2023	2022
Net assets available for benefits per the financial statements	$823,409,882	$783,841,866
Amounts allocated to withdrawing participants	-	(85,921)
Net assets available for benefits per Form 5500	$823,409,882	$783,755,945

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2023
Benefit payments per the financial statements	$166,183,887
Amount allocated to withdrawing participants
At December 31, 2023	-
At December 31, 2022	(85,921)
Reserves for defaulted loans
At December 31, 2023	(50,000)
At December 31, 2022	270,886
Corrective distributions	(20,024)
Benefit payments per Form 5500	$166,298,828

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2023 and 2022
The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2023
Net increase in net assets per the financial statements	$39,568,016
Change in amounts allocated to withdrawing participants	85,921
Net income per Form 5500	$39,653,937

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Bread Financial Holdings, Inc.	Employer common stock		$6,307,217
	Vanguard Fiduciary Trust Company Target Retirement Income Trust I	Collective investment trust		9,632,257
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust I	Collective investment trust		13,412,548
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust I	Collective investment trust		45,695,159
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust I	Collective investment trust		65,833,489
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust I	Collective investment trust		95,201,071
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust I	Collective investment trust		92,510,150
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust I	Collective investment trust		73,958,140
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust I	Collective investment trust		62,658,931
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust I	Collective investment trust		41,603,848
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust I	Collective investment trust		13,679,831
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust I	Collective investment trust		3,094,434
	Vanguard Fiduciary Trust Company Target Retirement 2070 Trust I	Collective investment trust		249,758

The notes to the financial statements are an integral part of this schedule.

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Galliard Stable Return Fund	Collective investment trust		27,080,453
	Jennison Growth Equity Fund 3	Collective investment trust		23,057,427
	Wasatch Core Growth CIT A	Collective investment trust		12,446,094
	Columbia Trust Small and Value II Fund 2	Collective investment trust		12,506,203
	Vanguard Institutional Index Fund	Mutual fund		79,970,376
	Dodge & Cox Stock Fund	Mutual fund		27,360,983
	American Funds EuroPacific Growth Fund	Mutual fund		12,600,930
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund		18,773,610
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund		15,838,821
	Metropolitan West Total Return Bond Fund	Mutual fund		9,510,277
	Vanguard Extended Market Index Fund	Mutual fund		15,972,935
*	T. Rowe Price Government Money Fund	Mutual Fund		27,932
*	Self-Managed Brokerage Accounts			15,337,523
*	Participant Loans	Interest rates of 5.25% - 10.50%, maturing through 2038	-	9,564,506

*    Represents a party-in-interest

(1)    Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 11, 2024

BREAD FINANCIAL 401(K) PLAN

By: /s/ Brandy Sullivan
Brandy Sullivan
SVP, Chief People and Culture Officer

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

* filed herewith